Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-207042

Arrow Electronics, Inc.
Pricing Term Sheet
September 5, 2017

3.250% Notes due 2024

Issuer:	Arrow Electronics, Inc.
Trade Date:	September 5, 2017
Settlement Date:	September 8, 2017 (T+3)
Ratings:	Moody’s: Baa3 (stable) / S&P: BBB- (stable) / Fitch: BBB- (stable)
Title	3.250% Notes due 2024
Principal Amount:	$500,000,000
Maturity:	September 8, 2024
Coupon:	3.250% per annum, accruing from September 8, 2017
Price to Public:	99.387%
Yield to Maturity:	3.349%
Spread to Benchmark Treasury:	T+145 bps
Benchmark Treasury:	1.875% due August 31, 2024
Benchmark Treasury Spot/Yield:	99-27 / 1.899%
Interest Payment Dates:	March 8 and September 8, commencing March 8, 2018
Redemption:
Make-Whole Call:	Prior to July 8, 2024, at T+25 basis points
Par Call:	On or after July 8, 2024 (two months prior to maturity), at par
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Use of Proceeds:
The Issuer expects to use a portion of the net proceeds from this offering to repay its outstanding 3.00% notes due 2018. Pending such application of the net proceeds, the Issuer may invest the net proceeds in short-term interest-bearing accounts, securities or similar investments. The Issuer may apply the remaining net proceeds for general corporate purposes, which may include acquisitions or the repayment of other indebtedness, including the repurchase or redemption of any existing notes. The use of proceeds disclosure in the final prospectus supplement for this offering will be updated accordingly.

CUSIP/ISIN:	042735BG4 / US042735BG47
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated MUFG Securities Americas Inc. Scotia Capital (USA) Inc.
Co-Managers:	BNP Paribas Securities Corp. Danske Markets Inc. ING Financial Markets LLC SMBC Nikko Securities America, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, MUFG Securities Americas Inc. at 1-877-649-6848; or Scotia Capital (USA) Inc. at 1-800-372-3930.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.